# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: NKGen Biotech, Inc., CIK 0001845459
CUSIP: 65488A101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3001 Daimler Street, Santa Ana, California (CA), 92705
Date of event which requires filing of this statement: 05/05/2025
Filed by CIK 0001991119
Persons authorized to receive notices and communications: Paul Y. Song, 3001 Daimler Street, Santa Ana, California (CA), 92705, 949-396-6830

## Reporting persons
- Paul Y. Song (CIK 0001991119): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 63,738,042; shared voting power 0; sole dispositive power 63,738,042; shared dispositive power 0; aggregate amount beneficially owned 63,738,042 (54.3% of the class)
  Comment: (1) Consists of (a) 21,020,030 shares of common stock of the Issuer, (b) 41,699,449 shares of common stock of the Issuer that could currently be acquired upon exercise of warrants, and (c) 1,018,563 shares of common stock of the Issuer that could currently be acquired upon exercise of warrants.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: NKGen Biotech, Inc.
Address of issuer's principal executive offices: 3001 Daimler Street, Santa Ana, California (CA), 92705

## Item 2. Identity and Background
Name of person filing: Paul Y. Song
Residence or business address: c/o NKGen Biotech, Inc., 3001 Daimler Street, Santa Ana, California 92705.
Present principal occupation or employment: President / CEO of NKGen Biotech, Inc., 3001 Daimler Street, Santa Ana, California 92705
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The purchase of 20,849,725 shares of common stock of NKGen Biotech, Inc. and the accompanying issuance of a warrant to purchase 41,699,449 additional shares (the "Warrant") were made pursuant to a private placement as detailed in the Stock Purchase Agreement dated May 5, 2025. The total purchase price for the shares was $2,650,000.00, paid in cash from the Purchaser to the Company; no part of the purchase price was represented by borrowed funds or other consideration obtained for the purpose of acquiring, holding, trading, or voting the securities, and there were no loans or financing arrangements involved in the transaction. The Warrant was issued as additional consideration in connection with the share purchase and entitles the Purchaser to acquire further shares at an exercise price of $0.1271 per share. The transaction was a direct private placement between Reporting Person and NKGen Biotech, Inc., with no other parties providing funds or consideration.

## Item 4. Purpose of Transaction
Purpose of transaction: The securities were acquired for investment purposes and to align with the strategic direction of the Company. The Reporting Person, as President and CEO of NKGen Biotech, Inc., currently exercises influence over management, operations, and corporate policy. Except as described herein, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the actions enumerated in this Item 4, although the Reporting Person reserves the right to formulate such plans or proposals in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 63,738,042 (54.3%)
Number of shares as to which each person has sole or shared power to vote or dispose: 63,738,042
Transactions in the class effected during the past sixty days: N/A
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except for the Stock Purchase Agreement and Warrant, there are no contracts, arrangements, understandings or relationships among the Reporting Person, or between the Reporting Person and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Stock Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 8, 2025)

99.2 Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 8, 2025)

## Signatures
- Paul Y. Song: /s/ Paul Y. Song, Paul Y. Song, Chief Executive Officer (05/12/2025)